Filed by Urgent.ly Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: Otonomo Technologies Ltd.

Commission File No.: 001-40744

Date: February 10, 2023

Otonomo and Urgently to Combine

to Create Leading Mobility Services Company

Employee FAQs

1.	What is happening?

Today, Urgent.ly announced that we have entered into a definitive agreement to merge with Otonomo Technologies Ltd. (“Otonomo”) (NASDAQ: OTMO), a leader in mobility data and insights, in an all-stock merger transaction.

We believe the combination of Urgently and Otonomo will create a mobility services powerhouse that will ignite a new generation of mobility services and experiences for automotive OEM, insurance, rental and fleet partners and Consumers.

As a result of the transaction, Urgently expects that its shares of common stock will be listed under the ticker symbol “ULY”.

2.	Is this good for Urgently (and me)?

Yes. We expect this transaction will provide us with access to capital to take Urgently to the next level.

3.	Who is Otonomo Technologies Ltd.?

Otonomo, the platform powering the mobility economy, is igniting a new generation of mobility experiences and services and is making mobility more accessible, equitable, sustainable and safe. With Otonomo, over 100 providers in the transportation, mobility, insurance and automotive industries are finally able to harness mobility data and insights and transform them into strategic assets and market advantages. Architected with privacy and security by design, our Otonomo’s platform is GDPR, CCPA, and other privacy regulation compliant, ensuring all parties are protected and companies remain privacy compliant across geographies worldwide.

Otonomo has R&D centers in Israel and the UK and, with a presence in the United States and Europe.

4.	What is the value of the combined company?

The merger is an all-stock transaction, the value of which will be determined before closing.

5.	Why did Urgently decide to publicly list with a merger and not with a traditional IPO?

We have determined that the merger model is the best path for Urgently at the moment. We believe pursuing a public listing through a merger will allow us to quickly and efficiently access public markets and will provide us with flexibility and options , such as greater marketing abilities and access to capital.

6.	Does this mean Urgently is a public company today? When will the merger close?

Nope, not yet! The process that now occurs is Urgently will file an S-4 registration statement, which then goes through the SEC review process. After that’s completed, Otonomo will hold a stockholder meeting to vote on the transaction. If all goes well, we expect the transaction to close in the third quarter of 2023. At that time, Urgently would become a publicly traded company.

7.	What is the approval process? Is it guaranteed that Urgently will go public?

The respective boards of directors of Urgently and Otonomo have approved the proposed transaction.

There are no guarantees. Our potential public listing is contingent on completing the merger and receiving the necessary approvals, including from stockholders of Otonomo, and satisfaction of customary closing conditions.

We expect the proposed transaction will be completed in the third quarter of 2023.

8.	Has the Urgently executive team committed to stay on after the transaction is complete?

Yes, we expect the combined company will continue to be led by Matt, Tim, and the current executive team.

9.	Why does this transaction make sense?

Going public via this transaction is the next major step for Urgently.

We believe that accessing the public capital markets will help accelerate our growth strategy and supercharge our ability to deliver exceptional Urgently assistance experiences to our Customer Partners and Consumers.

The strategy behind this merger is about continuing to drive transformation across the mobility services landscape by delivering vastly improved experiences to our Customer Partners, Service Providers and Consumers. Urgently and Otonomo bring together truly differentiated technology portfolios that encompass advanced data processing and analytics, connected insurance, mobility assistance network management and service delivery. Our two companies are complementary in both the markets we serve and our go-to-market strategy.

10.	What does this mean for me?

We expect that our planned merger will result in little to no change in day-to-day responsibilities for most of our employees.

Upon the closing of the transaction, we expect to have a stronger financial profile to help accelerate our growth, which we believe will create more opportunities for everyone at the company.

Importantly, there are strict rules that dictate how Urgently and its employees are permitted to publicly speak about the company and its business endeavors during this process and in the future as a public company. Therefore, it is critical that no employees speak on behalf of the company to the media or other organizations about the company’s financials, upcoming deals, or make any forward-looking statements relating to future business conditions (see external communications section below).

11.	Will my reporting relationship change?

We do not anticipate changes to reporting relationships as a result of this transaction.

12.	What if I have Urgently stock options? May I exercise my existing vested options between now and the close of the merger transaction? Will I receive more options?

We know many of you will have questions about what this transaction means for you individually, and we are committed to helping you understand all the details.

For those employees who currently have vested options, upon request, you may exercise those options between now and the close of the merger transaction.

We are in the process of reviewing our compensation policies and will share more information once that has been finalized in the coming weeks.

It is our intention to implement a best-in-class public company employee equity plan.

13.	Will our Urgently culture change?

No. We’re proud of the culture we’ve built here at Urgently and do not expect it to change. We remain committed to creating an outstanding, inclusive work environment.

14.	Will there be layoffs?

Our combined focus will be value creation through scalable growth and market transformation, not scaling down. As with any transaction like this, there may be an overlap in functions that we will have to contend with at closing. It’s too early for us to speculate or comment on any potential changes in staffing/roles.

We are working on the combined company’s organizational structure and will be communicating material information throughout the process. We know that this may feel uncertain or uncomfortable, but our commitment to each and every one of our employees is that any decisions regarding staffing will be carefully considered, and that we will share any updates as soon as we have them.

15.	Will this transaction impact employee benefits and our vacation policy?

While we don’t anticipate material changes on either of these fronts, they are possible. Any changes to compensation or benefits that might occur will be communicated on an as-needed basis as such information becomes available.

16.	Can I buy stock in Urgently or Otonomo? If so, when?

Currently, you may not purchase shares or warrants in Otonomo, the company Urgently will merge with through this transaction (see the Insider Trading section below). Once Urgently is public, subject to certain policies we will put in place to ensure compliance with federal securities laws, employees will be able to buy Urgently stock on the open market.

There will be certain “blackout” periods where stock cannot be bought or sold (typically when we are in the process of reporting our quarterly results). Our legal team will distribute additional information when we are close to the closing of the transaction.

17.	Will there be stock-based compensation?

We understand there are likely to be many questions about topics like this.

We are in the process of reviewing our compensation policies and will share more information once that has been finalized.

External Communications as a Public Company

18.	What can I communicate externally about this transaction to family and friends?

Please don’t share any company information that is not publicly available, even with your friends and family. Not even spouses. This isn’t an arbitrary ask — it’s a legal mandate that we’re obligated to follow during this process.

As we go through this process and become a public company, confidentiality is more important now than ever. Sharing confidential details about our business can jeopardize the deal and get both the company and any individuals that leak information into serious trouble with regulators.

Today’s announcement will likely lead to questions from family and friends about Urgently. You may share that this is an exciting and highly strategic transaction for Urgently. If your family and friends are interested in more detail about the transaction, please refer them to our press release.

In a similar vein, please don’t post or engage with (including liking, commenting or resharing) any stories on social media about this news. Reposting or liking content posted by Urgently’s official company accounts, with no additional copy, is okay.

We also ask that you please don’t engage in written communication about this topic internally, including email, Slack, text message, WhatsApp, etc. Instead, please refer to the press release and speak with your manager should you have questions.

19.	How do I handle press or investor inquiries?

Today’s announcement will likely lead to increased media interest in Urgently. It’s important that we speak in one voice, so please refrain from commenting on the transaction and refer all investor inquiries to our Investor Relations team at investorrelations@geturgently.com and all media inquiries to our PR team at media@geturgently.com. They will work with our communications advisors to vet and respond to each inquiry.

20.	What kind of disclosure must a U.S. public company provide?

U.S. public companies must provide regular disclosure to the market of significant developments affecting their business and/or value of their securities. There are two general types of public disclosure obligations imposed on U.S. public companies. First, the company is obligated to file various periodic reports and statements with the SEC, all of which are available to the general public. Each of these reports and statements requires the company to disclose and discuss various types of information relating to the company. Second, the company is subject to certain continuing obligations to disclose on a timely basis material information concerning the company, (i.e., acquisition, major contract outside our normal course of business, new director, etc.).

21.	How will becoming public change the way Urgently communicates?

The level of information flow will necessarily change as a result of public company obligations explained below. We will communicate with investors and other regulators on a quarterly and yearly basis, but must only discuss information that is contained in news releases, quarterly and annual SEC filings and annual reports, proxies, investor presentations and other publicly issued information.

22.	Where can I find SEC filings related to the transaction, and the combined company in the future?

These filings can be found on the SEC’s website at www.sec.gov. At some point in the future, these filings will also be found on our Urgently website under the investor relations tab.

23.	Can I comment on or discuss Urgently’s performance or how the business is doing?

No. You may not discuss or comment externally on the financial or operational health of the business or how it impacts projects on which you are working.

24.	Can I discuss future plans or business and/or growth projections as it relates to the work I do at Urgently?

No. During this process and in the future as a public company we will need to make sure that only specified persons discuss future plans or business projections about the company. Please do not discuss future plans or business projections externally.

25.	Customer Partners and/or Service Providers are asking me questions about going public or about the health of our business. What should I tell them?

We are strictly limited in our ability to speak about the performance of the business. As we go through this process to become a public company, confidentiality is more important now than ever. Sharing confidential details can jeopardize the deal and create regulatory trouble.

We have already prepared communications to go out to our Customer Partners and Service Providers explaining the transaction and what this opportunity means for all of us. If your friends, family or business contacts want information regarding the transaction, please direct them to our press release.

If someone asks you about the process of going public or company fundamentals, the best response is something polite like, “Thank you for your interest in Urgently, but I cannot comment.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members.”

26.	Can I forward or repost internal memos?

No. Please do not forward to anyone or repost for public or private consumption any executive or internal memos. We send these materials to you in an effort to offer as much transparency as possible to our employees, and we request that you respect the confidential nature of these communications.

27.	Can I post on social media about Urgently?

Please be respectful and professional in all photos that you choose to upload from the workplace or associate in any way with Urgently. Keep in mind the below restrictions: you cannot post any information related to topics including, but not limited to:

•	Urgently’s financial performance (revenue, earnings, losses, etc.);

•	Confidential business and/or prospectus information;

•	A change in business-impacting trends;

•	A pending or prospective merger, acquisition or tender offer;

•	A pending or prospective contract or award;
•	The sale of significant assets, or a significant subsidiary;

•	Major changes in senior management; and

•	Any other material non-public information.

Insider Trading

28.	What is insider trading?

Federal securities laws prohibit directors, officers, employees and others who are aware of material non-public information about a company from trading on that information. Disclosing material non-public information to others who then trade on it is also against the law, and both the person who discloses the information and the person who trades on it are liable. These illegal activities are commonly referred to as insider trading.

29.	What exactly is material non-public information?

Material non-public information is any information about a company that has not reached the general marketplace and that would be important to investors who are deciding whether to trade its securities. A few examples of non-public information that could be considered material include significant contracts, financial forecasts or earnings estimates, major management changes, proposed mergers, acquisitions, or dispositions, major litigation, securities offerings, stock splits, or repurchases of company securities. Please inquire with your executive team leader if you have any questions about whether information you possess would constitute material non-public information.

30.	When is information considered “public”?

Information becomes public when it is generally available. For example, information becomes “public” after it has been disclosed in an SEC filing or announced via a press release that is carried by a major wire service. However, even after information becomes generally available, employees are encouraged to wait at least two (2) full trading days before considering it “public” for trading purposes.

31.	Do the restrictions on insider trading apply only to employees?

The law applies to officers, directors, employees, and agents of the company, as well as suppliers and consultants who have special access to such information. The law also applies to spouses, children, and anyone else in an employee’s home. Anyone can be an insider if he/she is trading securities on material non-public information.

32.	I often speak about business with my spouse, that’s not a problem, is it? I only occasionally reveal non-public information, and my spouse knows not to tell anyone else.

This is a problem that could be costly for you and us. If your spouse were ever to use material non-public information given by you to buy or sell securities, both of you could be prosecuted for illegal insider trading, which could result in going to prison. You could also be prosecuted if your spouse shares the information with someone else and that person buys or sells the company’s securities. You should not disclose any non-public information to anyone, including your spouse.

33.	I would never trade on inside information, but what if I give my dad a tip just before a big news release…can he get in trouble?

Yes. Legally, you cannot trade securities based on material non-public information if that information is obtained in the course of your employment. In addition, you cannot leak such information to others. This could lead to prosecution for illegal insider trading for both you and your dad, which could result in going to prison.

34.	These are a lot of rules. How will I ever know whether I can trade in the combined company’s securities?

Rest assured, our team will be available to help employees understand the various rules and requirements!

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Such statements are based upon current plans, estimates and expectations of management of Otonomo and Urgently in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Otonomo’s and Urgently’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Otonomo’s and Urgently’s businesses and the price of Otonomo’s traded securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining shareholder approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Otonomo or Urgently to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Otonomo or Urgently does business, or on Otonomo’s or Urgently’s operating results and business generally; (v) Otonomo’s or Urgently’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Otonomo or Urgently may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Otonomo’s or Urgently’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Otonomo or Urgently may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) the risk that integration of the Otonomo and Urgently post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xiv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally; (xv) the impact of the COVID-19 pandemic on Otonomo’s and Urgently’s business and general economic conditions; and (xvi) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Otonomo’s and Urgently’s response to any of the aforementioned factors. Additional factors that may affect the future results of Otonomo are set forth in its filings with the United States Securities and Exchange Commission (the “SEC”), including Otonomo’s most recently filed Annual Report on Form 20-F, Current Reports on Form 6-K, and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 3D of Otonomo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 under the heading “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Otonomo and Urgently and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Otonomo and Urgently files from time to time with the SEC. The forward-looking statements in this communication speak only as of the date of this communication. Except as required by law, Otonomo and Urgently assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Additional Information

In connection with the proposed transaction, Urgently intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Otonomo regarding the proposed transaction (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus will be sent to all Otonomo shareholders. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF OTONOMO AND URGENTLY WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain a free copy of the Proxy Statement/Prospectus and other documents containing important information about Otonomo and Urgently, once such documents are filed with the SEC, from the SEC’s website at www.sec.gov. Otonomo makes available free of charge at www.Otonomo.com (in the “Investors” section) copies of materials it files with, or furnishes to, the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Otonomo, Urgently and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Otonomo in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Otonomo’s directors and executive officers in Otonomo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022. Additional information regarding the interests of such individuals in the proposed transaction will be included in the Proxy Statement/Prospectus relating to the proposed transaction that Urgently intends to file with the SEC.